FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of RX PRO

October 01, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition of 100% of the total share capital of RX PRO, a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates regarding pharmaceutical products and treatments in a fast and efficient way for doctors.

RX PRO has already delivered free samples to more than 45,000 physicians with an innovative digital experience, with an NPS of 83 and as of today has more than 12 pharmaceutical companies using its platform. The Company has an expected gross revenue for 2021 of R$8.9 million.

RX PRO incorporates the digital prescription pillar and further strengthens Afya's digital ecosystem thesis.

The aggregate purchase price (enterprise value) paid to sellers was R$35.4 million, of which 85% was paid in cash and 15% is paid in Afya Stocks. An earn-out of up to R$21 million can be paid related to gross revenue achievements for 2022, 2023 and 2024.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br